



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



16004787

DIVISION OF
CORPORATION FINANCE

Received SEC

JUL 07 2016

Washington, DC 20549

July 7, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public Availability: 7-7-16

Clement Edward Klank III
FedEx Corporation
ceklank@fedex.com

Re: FedEx Corporation
Incoming letter dated May 12, 2016

Dear Mr. Klank:

This is in response to your letter dated May 12, 2016 concerning the shareholder proposal submitted to FedEx by Ronald M. Roman. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ronald M. Roman
FISMA & OMB MEMORANDUN M-07-16

July 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 12, 2016

The proposal urges the board to direct company management to include a fossil-free 401(k) retirement plan in its selection of retirement plan options to maintain a satisfied and effective workforce, enhance its retirement plan offerings, and advance and protect its share price.

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the terms of FedEx's employee retirement plans. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Clement Edward Klank III
Staff Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7167
Fax 901.492.7286
ceklank@fedex.com


Corporation

VIA E-MAIL

May 12, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation — Omission of Stockholder Proposal Regarding Inclusion of a Fossil-Free 401(k) Plan in Company's Retirement Plan Options**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation (the "Company") intends to omit from its proxy statement and form of proxy for the 2016 annual meeting of its stockholders (the "2016 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by Ronald M. Roman (the "Proponent") for inclusion in the 2016 Proxy Materials. Related correspondence with the Proponent is also attached as **Exhibit A**.

The Stockholder Proposal may be excluded from our 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to our ordinary business operations. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2016 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2016 Proxy Materials; and
- simultaneously providing a copy of this letter and its exhibits to the Proponent, thereby notifying him of our intention to exclude the Stockholder Proposal from our 2016 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal states, in relevant part:

"Resolved:
In order to maintain a satisfied and effective workforce, enhance its retirement plan offerings, and advance and protect its share price, shareholders of FedEx Corporation urge the Board of Directors to direct company management to include a fossil-free 401(k) retirement plan in its selection of retirement plan options. The fossil-free 401(k) plan should be made available to employees no later than March 31, 2017."

We received the Stockholder Proposal on April 18, 2016.

Legal Analysis

The Stockholder Proposal may be omitted from the 2016 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters

Under well-established precedent, we believe that the Company may exclude the Stockholder Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. The Stockholder Proposal requests that the Company include a fossil-free 401(k) plan in the Company's selection of retirement plan options.

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business" operations. According to the release of the Securities and Exchange Commission (the "Commission") accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" does not necessarily refer to business that is "'ordinary' in the common meaning of the word," but instead "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first consideration relates to a proposal's subject matter. The Commission explained in its 1998 Release that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees." The second consideration relates to proposals that, if implemented, would restrict or regulate certain complex company matters. The Commission noted that such proposals seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff reiterated its position in Staff Legal Bulletin No. 14A, stating that "proposals involving 'the management of the workforce, such as the hiring, promotion, and termination of employees' relate to ordinary business matters." (July 12, 2002). The Staff applies "a bright-line analysis to proposals concerning equity or cash compensation" under which "proposals that relate to general employee compensation matters" are excludable pursuant under Rule 14a-8(i)(7). Staff Legal Bulletin No. 14A (July 12, 2002).

1. The subject matter of the Stockholder Proposal involves the Company's ordinary business matters

The Stockholder Proposal requests that the Company include a fossil-free 401(k) plan in the selection of the Company's retirement plan options. The general administration by the Company of its employee benefit plans, including the structuring and the variety of investment options under such plans, constitutes activities that are part of the ordinary business operations of the Company.

The Commission has long recognized that proposals concerning the amount, structure and other provisions relating to retirement benefits, as well as other types of employee benefit plan decisions, all relate to the ordinary business operation of a corporation. As a result, the Staff has consistently concurred in the omission under Rule 14a-8(i)(7) of proposals regarding employee retirement, health, medical and other benefits. *See, e.g., International Business Machines Corporation* (December 10, 2009) (proposal seeking to grant employees an option to contribute to retirement); *Honeywell International Inc.* (January 22, 2009) (proposal recommending annual increases to the benefits payable under retirement or pension plans based upon changes to the Consumer Price Index); *E.I du Pont de Nemours and Company* (January 21, 2009) (proposal to allow employees to remain in the company's defined pension plan as written and applied through 2006); *AT&T, Inc.* (November 19, 2008) (modifications to pension plan eligibility provisions); *Vishay Intertechnology, Inc.* (February 19, 2008) (proposal to award increases to its pensioners to compensate for increases in the cost-of-living during the years in which awards were not made); *Citigroup* (December 31, 2007) (post-retirement supplement to pension payments of current eligible retirees); *General Electric Company* (January 16, 2007) (annual cost-of-living adjustment for all company pension plans); and *WGL Holdings, Inc.* (November 17, 2006) (requesting moderate raise to retirement pay).

2. The Stockholder Proposal seeks to micro-manage complex business decisions

The Stockholder Proposal relates to the design of the Company's retirement plan policies, a function that is clearly fundamental to the day-to-day management of the company. Not only does the Stockholder Proposal affect the retirement plans, but it also affects the total compensation package for the Company's general employee population, one which is designed to attract, retain, motivate and reward employees. Benefit plan decisions are not made in a vacuum. Changes must be considered only after taking into consideration all components of the compensation package. Moreover, the complexity of the subject is such that it cannot and should not be subject to direct shareholder oversight. Benefit plan design requires management to take into consideration numerous complexities and competing considerations. It is impracticable for shareholders to decide such matters at an annual meeting. Otherwise, shareholders would be, in the words of the Commission, micro-managing the Company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

3. The Stockholder Proposal does not raise a significant policy issue

Additionally, the Stockholder Proposal does not raise a significant policy issue. A proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters" of the company. Staff Legal Bulletin No. 14C (June 28, 2005). When determining if a stockholder proposal raises significant policy issues, the Staff has noted that it is not sufficient that the topic may have "recently attracted increasing levels of public attention," but that it must have "emerged as a consistent topic of widespread public debate." *Comcast Corporation* (February 15, 2011).

In the supporting statement, the Proponent notes that some major institutional investors have elected to divest from certain types of investments related to fossil fuels. While issues of climate change may be deemed "significant social policy issues" in the context of shareholder proposals where the central focus of the proposal relate to climate change, the Stockholder Proposal is not about climate change and does not ask the Company to take any specific actions with regard to climate change. Rather, the underlying subject matter and central theme of the Stockholder Proposal is the compensation of the Company's employees, specifically one aspect of their compensation related to choices the employees could make under the Company's retirement plans that the Proponent believes would increase overall employee satisfaction. The Stockholder Proposal states:

> "A committed, engaged, and satisfied workforce is critical for corporate success. An important factor in achieving this desired workforce are the benefits the company provides, including a 401(k) retirement plan. A clear link exists between 401(k) plans and satisfied employees. A 2015 Society for Human Resource Management (SHRM) survey found that 89% of employees stated a defined contribution retirement plan was important or very important to their overall job satisfaction.
>
> Satisfaction with retirement plans is correlated with shareholder return. A study by the company Watson Wyatt revealed that firms with employees who had high satisfaction with their defined contribution retirement plan had a 5-year total return to shareholders that was approximately 14 percentage points higher than those companies with employees who had a low satisfaction with their retirement plan. However, currently many employees are not satisfied with the retirement plans offered. Gallup survey results reveal that only 35% of employees are completely satisfied with the retirement plans offered and only an additional 22% are somewhat satisfied with the options given."

The Stockholder Proposal then goes on to make the supposition that dissatisfaction with retirement plan options is likely related to the "limited selection of alternatives and lack of responsiveness to current investment trends." The Proponent offers no evidence to support this statement, particularly with respect to any alleged dissatisfaction among the Company's employees. Moreover, it is also clear that the core subject matter of the Stockholder Proposal is general employee compensation and, therefore, ordinary business. Regardless, while the Company believes that "a committed, engaged and satisfied workforce" is essential, the Company is not aware of any support for the position that the type of employee compensation that may or may not increase overall employee satisfaction (such as the addition of a single retirement plan investment option) relates to a significant social policy issue.

Accordingly, the Stockholder Proposal may be excluded under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2016 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation

Clement Edward Klank III

Attachment

cc: Ronald M. Roman

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

The Stockholder Proposal and Related Correspondence

April 15, 2016

FedEx Corporation
Attention: Corporate Secretary
942 South Shady Grove Road
Memphis, Tennessee 38120

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Fed Ex Corp. company stock, I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for the 2016 meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Fed Ex Corp. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

Ronald M. Roman

*** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal
FedEx Corporation

Whereas,
A committed, engaged, and satisfied workforce is critical for corporate success. An important factor in achieving this desired workforce are the benefits the company provides, including a 401(k) retirement plan. A clear link exists between 401(k) plans and satisfied employees. A 2015 Society for Human Resource Management (SHRM) survey found that 89% of employees stated a defined contribution retirement plan was important or very important to their overall job satisfaction.

Satisfaction with retirement plans is correlated with shareholder return. A study by the company Watson Wyatt revealed that firms with employees who had high satisfaction with their defined contribution retirement plan had a 5-year total return to shareholders that was approximately 14 percentage points higher than those companies with employees who had a low satisfaction with their retirement plan. However, currently many employees are not satisfied with the retirement plans offered. Gallup survey results reveal that only 35% of employees are completely satisfied with the retirement plans offered and only an additional 22% are somewhat satisfied with the options given.

Two reasons for the dissatisfaction with retirement plan options likely are the limited selection of alternatives and a lack of responsiveness to current investment trends. 69% of Employee Benefit Research Institute survey respondents stated that a choice of retirement plans was either extremely or very important, yet many firms offer few options. In terms of investment trends, a rapidly growing number of investors seek to engage in socially responsible investing (SRI). According to Inc. Magazine, assets in these type of investments grew 76% from 2012 to 2014 and PriceWaterhouseCoopers reports that 82% of investors considered climate change or resource scarcity when making investment decisions. Of particular concern to many investors is a desire to divest their investments of fossil fuel-related companies. These investors seek to divest of fossil fuel corporations to mitigate risk, align their values with their investments, and enhance investment performance. Institutional investors who manage a combined $3.4 trillion in assets – including CalPERS, CalSTRS, Rockefeller Brothers Fund, and Norway's KLP pension fund – have pledged to divest from fossil fuels. Individual investors also want to divest of fossil fuels. Recently more than 20,000 people signed a petition put forth by DivestInvest.org to call on American firms to offer fossil-free 401(k) plan choices. FedEx does not offer a fossil-free 401(k) plan.

Resolved:
In order to maintain a satisfied and effective workforce, enhance its retirement plan offerings, and advance and protect its share price, shareholders of FedEx Corporation urge the Board of Directors to direct company management to include a fossil-free 401(k) retirement plan in its selection of retirement plan options. The fossil-free 401(k) plan should be made available to employees no later than March 31, 2017.

charles SCHWAB

April 14, 2016

*** FISMA & OMB Memorandum M-07-16 ***
Questions: +1 (800) 515-2157 x89807

Fed Ex Corporation Attention: Corporate Secretary
942 South Shady Grove Road
Memphis, TN 38120

Confirmation of Stock Ownership

Dear Corporate Secretary ,

Please accept this letter as confirmation of ownership of 27 shares of Fed Ex Corp (Symbol: FDX) in the account referenced above. These shares have been held continuously by: Ronald M. Romero Account *** FISMA & OMB Memorandum M-07-16 ***

17 shares were purchased on 12/5/2014
10 shares were purchased on 02/19/2016

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 515-2157 x89807.

Sincerely,

Terry Swonderman
Alliance Service
1958 Summit Park Dr
Orlando, FL 32810